March 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Rahul K. Patel

Re:	Essential Properties Realty Trust, Inc. (the “Company”)
Registration Statement on Form S-11 (File No. 333-230188)

Acceleration Request
	Requested Date:	Wednesday, March 13, 2019
	Requested Time:	4:15 p.m. Eastern Time

Dear Mr. Patel:

On behalf of the several underwriters of the Company’s proposed public offering, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:15 p.m., Eastern Time, on March 13, 2019, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representatives of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jared M. Nutt
Name: Jared M. Nutt
Title: Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Evan Ladouceur
Name: Evan Ladouceur
Title: Managing Director

[Signature Page to Acceleration Request (Underwriters)]